Filed Pursuant to Rule 424(b)(3)

Registration No. 333-269416

COHEN & STEERS INCOME OPPORTUNITIES REIT, INC.

SUPPLEMENT NO. 15 DATED JANUARY 21, 2025

TO THE PROSPECTUS DATED APRIL 12, 2024

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of Cohen & Steers Income Opportunities REIT, Inc., dated April 12, 2024 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in the Prospectus. References herein to “we”, “us”, or “our” refer to Cohen & Steers Income Opportunities REIT, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.

The purpose of this Supplement is to describe our acquisition of Oak Grove Shoppes.

Acquisition of a Property

On January 17, 2025, the programmatic joint venture (the “JV”) between us and Phillips Edison & Company, Inc., through a wholly-owned subsidiary (the “Property Owner”), completed the purchase of certain property commonly known as Oak Grove Shoppes from AGRE Oak Grove Owner, LLC, an unaffiliated third party. Through our ownership interest in the JV, we indirectly own an 80% interest in the Property Owner.

Oak Grove Shoppes is a 142,000 square foot grocery-anchored, open-air shopping center that was redeveloped in 2023. Located in the Altamonte Springs submarket, the property is nine miles from downtown Orlando and proximate to the Interstate 4 interchange. The center is 91% leased and is anchored by a 48,000 square foot Publix grocery store that opened in 2023 and a recently-opened Marshalls along with an array of tenants in the food, healthcare and childcare industries. The total purchase price was $40.1 million, subject to closing costs and customary prorations. We funded the acquisition using proceeds from our private offering, public offering and third-party mortgage financing.